UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

SS Innovations International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05453U203
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05453U203
(1)	Names of reporting persons Sudhir Srivastava, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 118,099,068
	(6)	Shared voting power 0
	(7)	Sole dispositive power 118,099,068
	(8)	Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 118,099,068(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 69.83%
(12)	Type of reporting person (see instructions) IN

(1)	Consists of (a) 117,559,713 shares of Common Stock of the Company held by Sushruta PVT LTD; (b) 32,000 shares of Common Stock of the Company held by Sudhir Srivastava Innovations PTE LTD; and (c) Options held by Dr. Srivastava to purchase 507,355 shares of Common Stock of the Company. Dr. Srivastava has a 100% interest in Sushruta PVT LTD and Sudhir Srivastava Innovations PTE LTD.

CUSIP No. 05453U203
(1)	Names of reporting persons Sushruta PVT LTD
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Commonwealth of the Bahamas
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 117,559,713
	(6)	Shared voting power 0
	(7)	Sole dispositive power 117,559,713
	(8)	Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 117,559,713
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 69.51%
(12)	Type of reporting person (see instructions) OO

CUSIP No. 05453U203
(1)	Names of reporting persons Sudhir Srivastava Innovations PTE LTD
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 32,000
	(6)	Shared voting power 0
	(7)	Sole dispositive power 32,000
	(8)	Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 32,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) .02%
(12)	Type of reporting person (see instructions) OO

ITEM 1(A) NAME OF ISSUER:

SS Innovations International, Inc.

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1600 SE 15th Street, #512

Fort Lauderdale, FL 33316

ITEM 2 (A) NAME OF PERSON FILING:

(1)	Sudhir Srivastava, M.D.

(2)	Sushruta PVT LTD

(3)	Sudhir Srivastava Innovations PTE LTD

ITEM 2 (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address for Sudhir Srivastava, M.D., Sushruta PVT LTD and Sudhir Srivastava Innovations PTE LTD is as follows:

1600 SE 15th Street, #512

Fort Lauderdale, FL 33316

ITEM 2 (C) CITIZENSHIP:

Sudhir Srivastava, M.D. – USA

Sushruta PVT LTD – Commonwealth of the Bahamas

Sudhir Srivastava Innovations PTE LTD - Singapore

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2 (E) CUSIP NO.:

05453U203

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4. OWNERSHIP

(1) Sudhir Srivastava, M.D.

(a) Amount beneficially owned: 118,099,068

(b) Percent of class: 69.83%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 118,099,068

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 118,099,068

(iv) Shared power to dispose or to direct the disposition of: 0

(2) Sushruta PVT LTD

(a) Amount beneficially owned: 117,559,713

(b) Percent of class: 69.51%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 117,559,713

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 117,559,713

(iv) Shared power to dispose or to direct the disposition of: 0

(3) Sudhir Srivastava Innovations PTE LTD

(a) Amount beneficially owned: 32,000

(b) Percent of class: .02%*

*	All calculations of percentage ownership herein are based upon an aggregate of 169,118,385 shares of common stock outstanding as of November 9, 2023, as reported by the Issuer in its September 30, 2023 Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 32,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 32,000

(iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

The shares of common stock referenced in Item 4, Section 1 above include shares held of record by Sushruta PVT LTD and Sudhir Srivastava Innovations PTE LTD. Dr. Srivastava owns a 100% beneficial interest in Sushruta PVT LTD and Sudhir Srivastava Innovations PTE LTD.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10. CERTIFICATIONS

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

/s/ Sudhir Srivastava
Sudhir Srivastava, M.D.

Sushruta PVT LTD

/s/ Sudhir Srivastava
Sudhir Srivastava, M.D., Authorized Signatory

Sudhir Srivastava Innovations PTE LTD

/s/ Sudhir Srivastava
Sudhir Srivastava, M.D., Authorized Signatory

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this exhibit is attached is filed on behalf of each of them. Each of them is individually eligible to use Schedule 13G to which this exhibit is attached. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 9, 2024.

/s/ Sudhir Srivastava
Sudhir Srivastava, M.D.

Sushruta PVT LTD

/s/ Sudhir Srivastava
Sudhir Srivastava, M.D., Authorized Signatory

Sudhir Srivastava Innovations PTE LTD

/s/ Sudhir Srivastava
Sudhir Srivastava, M.D., Authorized Signatory